UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 2, 2017

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On November 2, 2017, EOG Resources, Inc. issued a press release announcing third quarter 2017 financial and operational results and fourth quarter and full year 2017 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing third quarter 2017 financial and operational results attached hereto as Exhibit 99.1 is fourth quarter and full year 2017 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated November 2, 2017 (including the accompanying fourth quarter and full year 2017 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: November 2, 2017   By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1

EOG Resources, Inc.   **P.O. Box 4362, Houston, TX 77210-4362**
News Release
For Further Information Contact: <u>**Investors**</u>
                                                                   David J. Streit
                                                                   (713) 571-4902
                                                                   W. John Wagner
                                                                   (713) 571-4404

                                                                   <u>**Media and Investors**</u>
                                                                   Kimberly M. Ehmer
                                                                   (713) 571-4676

EOG Resources Announces Third Quarter 2017 Results; Announces Two New Premium Oil Plays Adding 800 Net Premium Well Locations and 750 MMBoe Estimated Net Resource Potential
- Introduces 50,000 Net Acre Woodford Oil Window Play with 210 MMBoe Estimated Net Resource Potential and 260 Net Premium Well Locations
- Adds First Bone Spring Play in Delaware Basin with 540 MMBoe Estimated Net Resource Potential and 540 Remaining Net Premium Well Locations
- Exceeds Revised Post-Harvey Crude Oil, NGL and Natural Gas Production Targets
- Delivers Per-Unit Lease and Well, Transportation and DD&A Expense Rates Below Targets
- Expects to Grow 2017 U.S. Oil Production 20 Percent Within Discretionary Cash Flow Including Dividends

FOR IMMEDIATE RELEASE: Thursday, November 2, 2017

HOUSTON - EOG Resources, Inc. (EOG) today reported third quarter 2017 net income of $100.5 million, or $0.17 per share. This compares to a third quarter 2016 net loss of $190.0 million, or $0.35 per share.

Adjusted non-GAAP net income for the third quarter 2017 was $111.3 million, or $0.19 per share, compared to an adjusted non-GAAP net loss of $220.8 million, or $0.40 per share, for the same prior year period. Adjusted non-GAAP net income (loss) is calculated by matching commodity derivative contract realizations to settlement months and making certain other adjustments in order to exclude non-recurring items. (Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.)

Increased crude oil volumes, higher crude oil, natural gas liquids (NGLs) and natural gas prices and lower transportation expense resulted in increases to discretionary cash flow and EBITDAX during the third quarter 2017 compared to the third quarter 2016. In addition to the items listed above, lower impairment and depreciation, depletion and amortization expenses resulted in increased adjusted non-GAAP net income during the quarter. (Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.)

<u>Operational Highlights</u>

In the third quarter 2017, EOG expanded its premium inventory to approximately 8,000 net drilling locations from 7,200. As a result, EOG's total premium net resource potential increased 12 percent to 7.3 billion barrels of oil equivalent. The additional net premium locations include 540 in the Delaware Basin First Bone Spring and 260 in the Woodford Oil Window. Premium inventory is defined by well locations that generate a minimum 30 percent direct after-tax rate of return assuming a $40 crude oil price.

EOG grew third quarter total crude oil volumes 16 percent to 327,900 barrels of oil per day (Bopd). Production curtailments and completion delays due to Hurricane Harvey reduced crude oil volumes approximately 15,000 Bopd during the quarter. Natural gas and NGL production exceeded target midpoints, contributing to 8 percent total company production growth compared to the third quarter 2016.

During the third quarter 2017, lease and well expenses on a per-unit basis increased 4 percent compared to the same prior-year period, primarily because of higher per-unit operating costs from properties acquired in the Yates transaction and increased operating and maintenance expenses in the United Kingdom. Per-unit transportation costs decreased 15 percent year-over-year, due to the expiration of legacy transportation agreements and increased infrastructure to handle higher production volumes. Per-unit depreciation, depletion and amortization expenses decreased 13 percent compared to the same prior-year period due to the addition of reserves from premium wells with lower finding and development costs.

EOG now expects to complete approximately 505 net wells in 2017, an increase from its original outlook of 480 net wells. The company achieved lower completed well costs across its operations in 2017, as continued efficiencies and legacy service contract expirations offset service price increases. EOG is targeting 20 percent U.S. crude oil growth and expects to fund capital expenditures and the dividend using discretionary cash flow.

"Since the start of the year, EOG has added 2,000 net premium locations to its inventory. This is four times the number of wells we expect to complete for all of 2017," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "EOG is an organic, exploration-driven machine. We have amassed an enormous, high-quality portfolio of assets by capturing sweet-spot acreage in the best oil plays in the U.S. Combined with our consistent operational proficiency and innovative technology, this gives us great confidence in the long-term sustainability of our unique premium growth and high-return model."

Woodford Oil Window

EOG added to its growing roster of premium plays with the introduction of a 50,000 net acre position in the Woodford oil window of the Eastern Anadarko Basin. Located primarily in McClain County, Oklahoma, EOG is targeting the black-oil window of the Woodford formation. The contiguous acreage position was amassed through an organic leasing program conducted over the past four years at an average cost of $750 per acre. EOG has completed three horizontal exploration wells in the play since June 2016. The most recent well, the Curry 21X #1VH, was brought to sales in the third quarter with a treated lateral length of 10,500 feet and 30-day initial production rate of 1,730 barrels of oil equivalent per day (Boed), or 1,460 Bopd, 165 barrels per day (Bpd) of NGLs and 0.6 million cubic feet per day (MMcfd) of natural gas. Completed well costs are targeted at $7.8 million for a 9,500 foot lateral. Benefiting from a shallow initial decline rate, EOG estimates reserves per well are 800 thousand barrels of oil equivalent (MBoe), net after royalty, with a 70 percent oil mix. The company has identified 260 net drilling locations with estimated net resource potential of 210 million barrels of oil equivalent (MMBoe). EOG estimates all 260 of these locations are premium, and plans to ramp activity in the play in 2018.

Delaware Basin

EOG added to its inventory of prolific plays in the Delaware Basin with the introduction of the First Bone Spring. Approximately 100,000 net acres in EOG's Northern Delaware Basin footprint are prospective for this high rate-of-return oil play. The company identified an initial 555 net locations, with estimated net resource potential of 540 MMBoe. EOG completed 15 net First Bone Spring wells in the past three years, with strong results and premium returns across a large portion of its acreage position. All 540 net remaining drilling locations have premium rate of return potential. Reserves per well are estimated to be 975 MBoe, net after royalty, with a 55 percent oil mix. Targeted well cost is $7.3 million for a 7,000 foot lateral well.

EOG continues to deepen its technical knowledge of the Delaware Basin. Drilling during the third quarter was aimed at further understanding development criteria for the large stacked-pay resource in the basin. EOG conducted a number of spacing tests to optimize development, and continued to test additional zones for future premium potential. EOG now expects to complete an additional 15 net wells in the Delaware Basin during 2017 for a total of 155 net wells, including 10 net wells in the First Bone Spring.

EOG completed 22 gross (20 net) wells in the Delaware Basin Wolfcamp in the third quarter with an average treated lateral length of 6,500 feet per well and average 30-day initial production rates per well of 2,470 Boed, or 1,620 Bopd, 380 Bpd of NGLs and 2.8 MMcfd of natural gas. In Lea County, NM,

EOG completed a three-well pattern, the Antietam 9 Fed Com 701-703H, with an average treated lateral length of 7,000 feet per well and average 30-day initial production rates per well of 4,145 Boed, or 2,725 Bopd, 640 Bpd of NGLs and 4.7 MMcfd of natural gas.

In the Delaware Basin Bone Spring plays, EOG completed nine gross (six net) wells in the third quarter with an average treated lateral length of 6,800 feet per well and average 30-day initial production rates per well of 1,125 Boed, or 840 Bopd, 125 Bpd of NGLs and 0.9 MMcfd of natural gas. In Lea County, NM, EOG completed the Righteous 6 State Com 601Y, with a treated lateral length of 7,100 feet and a 30-day initial production rate of 2,160 Boed, or 1,740 Bopd, 190 Bpd of NGLs and 1.4 MMcfd of natural gas.

In the Delaware Basin Leonard, EOG completed nine gross (nine net) wells in the third quarter with an average treated lateral length of 4,800 feet per well and average 30-day initial production rates per well of 1,725 Boed, or 800 Bopd, 415 Bpd of NGLs and 3.0 MMcfd of natural gas.

Bakken and Rockies

EOG completed 20 gross (19 net) wells in the Powder River Basin Turner during the third quarter, with an average treated lateral length of 7,600 feet per well and average 30-day initial production rates per well of 1,630 Boed, or 1,040 Bopd, 185 Bpd of NGLs and 2.4 MMcfd of natural gas. Encouraging tests of new targets and ongoing delineation of its 400,000 net acre position have prompted EOG to increase its activity, with five additional wells planned during 2017 for a total of 35 net wells. The combination of low completed well costs, robust well productivity and moderate initial decline rates make the Powder River Basin competitive with the best performing assets at EOG.

In the DJ Basin, EOG completed seven gross (two net) wells targeting the Codell formation in the third quarter with an average treated lateral length of 9,400 feet per well and average 30-day initial production rates per well of 790 Boed, or 665 Bopd, 75 Bpd of NGLs and 0.3 MMcfd of natural gas.

EOG completed its planned 35 net well program in the North Dakota Bakken in the first half of 2017, and limited drilling activity is scheduled for the remainder of 2017.

South Texas Eagle Ford

EOG's South Texas Eagle Ford remained resilient during the third quarter, as robust infrastructure and comprehensive technology and communication assets enabled EOG to manage operations in a safe and efficient manner during Hurricane Harvey. Ongoing efficiency improvements have enabled EOG to add five net wells to its planned 2017 completions, for a total of 200 net wells.

In the third quarter, EOG completed 44 gross (39 net) wells in the Eagle Ford with an average treated lateral length of 6,500 feet per well and average 30-day initial production rates per well of 1,685

Boed, or 1,340 Bopd, 175 Bpd of NGLs and 1.0 MMcfd of natural gas. In Gonzales County, EOG completed a four-well pattern, the Angus Unit 6H-9H, with an average treated lateral length of 5,700 feet per well and average 30-day initial production rates per well of 3,945 Boed, or 2,995 Bopd, 480 Bpd of NGLs and 2.8 MMcfd of natural gas.

South Texas Austin Chalk

In the third quarter, EOG continued to delineate the South Texas Austin Chalk. EOG completed eight gross (eight net) wells in Karnes County with an average treated lateral length of 6,000 feet per well and average 30-day initial production rates per well of 4,440 Boed, or 3,195 Bopd, 630 Bpd of NGLs and 3.7 MMcfd of natural gas. Notably, EOG completed the Elbrus Unit 103H with a lateral length of 3,700 feet and 30-day initial production rate of 7,760 Boed, or 5,425 Bopd, 1,185 Bpd of NGLs and 6.9 MMcfd of natural gas.

Hedging Activity

During the third quarter ended September 30, 2017, EOG did not enter into any additional crude oil or natural gas derivative contracts.

A comprehensive summary of EOG's crude oil and natural gas derivative contracts is provided in the attached tables.

Capital Structure and Asset Sales

At September 30, 2017, EOG's total debt outstanding was $6.4 billion for a debt-to-total capitalization ratio of 31 percent. Considering cash on the balance sheet at the end of the third quarter, EOG's net debt was $5.5 billion for a net debt-to-total capitalization ratio of 28 percent. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

Proceeds from asset sales in the first nine months of 2017 totaled $192 million.

Conference Call November 3, 2017

EOG's third quarter 2017 results conference call will be available via live audio webcast at 9 a.m. Central time (10 a.m. Eastern time) on Friday, November 3, 2017. To listen, log on to the Investors Overview page on the EOG website at http://investors.eogresources.com/overview. The webcast will be archived on EOG's website for one year.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, reduce or otherwise control operating and capital costs, generate income or cash flows or pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;

- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts;
- physical, electronic and cyber security breaches; and
- the other factors described under ITEM 1A, Risk Factors, on pages 13 through 22 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration and extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

###

EOG RESOURCES, INC.
Financial Report
(Unaudited; in millions, except per share data)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Net Operating Revenues and Other	$ 2,644.8	$ 2,118.5	$ 7,867.9	$ 5,248.6
Net Income (Loss)	$ 100.5	$ (190.0)	$ 152.1	$ (954.3)
Net Income (Loss) Per Share				
Basic	$ 0.17	$ (0.35)	$ 0.26	$ (1.74)
Diluted	$ 0.17	$ (0.35)	$ 0.26	$ (1.74)
Average Number of Common Shares				
Basic	574.8	547.8	574.4	547.3
Diluted	578.7	547.8	578.5	547.3

Summary Income Statements
(Unaudited; in thousands, except per share data)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Net Operating Revenues and Other				
Crude Oil and Condensate	$ 1,451,410	$ 1,137,717	$ 4,326,925	$ 2,951,118
Natural Gas Liquids	180,038	112,439	480,389	299,401
Natural Gas	220,402	205,293	675,012	526,779
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	(6,606)	5,117	64,860	(33,821)
Gathering, Processing and Marketing	784,368	532,456	2,289,702	1,351,665
Gains (Losses) on Asset Dispositions, Net	(8,202)	108,204	(33,876)	101,801
Other, Net	23,434	17,278	64,869	51,650
Total	2,644,844	2,118,504	7,867,881	5,248,593
Operating Expenses				
Lease and Well	251,943	226,348	762,906	685,606
Transportation Costs	183,565	200,862	548,635	570,787
Gathering and Processing Costs	32,590	32,635	105,480	90,385
Exploration Costs	30,796	25,455	122,401	85,843
Dry Hole Costs	50	10,390	77	10,464
Impairments	53,677	177,990	325,798	322,321
Marketing Costs	793,536	552,487	2,320,671	1,373,387
Depreciation, Depletion and Amortization	846,222	899,511	2,527,642	2,690,893
General and Administrative	111,717	94,397	317,462	292,633
Taxes Other Than Income	125,912	91,909	386,319	246,068
Total	2,430,008	2,311,984	7,417,391	6,368,387
Operating Income (Loss)	214,836	(193,480)	450,490	(1,119,794)
Other Income (Expense), Net	226	(7,912)	8,349	(33,345)
Income (Loss) Before Interest Expense and Income Taxes	215,062	(201,392)	458,839	(1,153,139)
Interest Expense, Net	69,082	70,858	211,010	210,356
Income (Loss) Before Income Taxes	145,980	(272,250)	247,829	(1,363,495)
Income Tax Provision (Benefit)	45,439	(82,250)	95,718	(409,161)
Net Income (Loss)	$ 100,541	$ (190,000)	$ 152,111	$ (954,334)
Dividends Declared per Common Share	$ 0.1675	$ 0.1675	$ 0.5025	$ 0.5025

EOG RESOURCES, INC.
Operating Highlights
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
Wellhead Volumes and Prices				
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	327.1	275.7	324.3	269.0
Trinidad	0.8	0.7	0.8	0.8
Other International [(B)]	—	6.2	1.0	3.0
Total	327.9	282.6	326.1	272.8
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]				
United States	$ 48.06	$ 43.66	$ 48.61	$ 39.53
Trinidad	39.42	34.81	40.24	31.36
Other International [(B)]	—	43.53	51.55	35.30
Composite	48.11	43.63	48.60	39.46
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	87.4	81.9	84.3	81.9
Other International [(B)]	—	—	—	—
Total	87.4	81.9	84.3	81.9
Average Natural Gas Liquids Prices ($/Bbl) [(C)]				
United States	$ 22.38	$ 14.92	$ 20.87	$ 13.34
Other International [(B)]	—	—	—	—
Composite	22.38	14.92	20.87	13.34
Natural Gas Volumes (MMcfd) [(A)]				
United States	748	791	744	813
Trinidad	323	329	317	346
Other International [(B)]	25	24	22	25
Total	1,096	1,144	1,083	1,184
Average Natural Gas Prices ($/Mcf) [(C)]				
United States	$ 2.20	$ 1.94	$ 2.22	$ 1.46
Trinidad	2.04	1.86	2.33	1.88
Other International [(B)]	3.74	3.74	3.72	3.57
Composite	2.19	1.95	2.28	1.62
Crude Oil Equivalent Volumes (MBoed) [(D)]				
United States	539.2	489.4	532.6	486.4
Trinidad	54.6	55.6	53.6	58.5
Other International [(B)]	4.3	10.2	4.8	7.2
Total	598.1	555.2	591.0	552.1
Total MMBoe [(D)]	55.0	51.1	161.3	151.3

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom, China, Canada and Argentina operations. The Argentina operations were sold in the third quarter of 2016.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
<u>**Summary Balance Sheets**</u>
(Unaudited; in thousands, except share data)

	September 30, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 846,138	$ 1,599,895
Accounts Receivable, Net	1,243,535	1,216,320
Inventories	344,016	350,017
Assets from Price Risk Management Activities	3,297	—
Income Taxes Receivable	126,881	12,305
Other	200,096	206,679
Total	2,763,963	3,385,216
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	51,716,999	49,592,091
Other Property, Plant and Equipment	3,934,137	4,008,564
Total Property, Plant and Equipment	55,651,136	53,600,655
Less: Accumulated Depreciation, Depletion and Amortization	(29,926,547)	(27,893,577)
Total Property, Plant and Equipment, Net	25,724,589	25,707,078
Deferred Income Taxes	17,406	16,140
Other Assets	299,347	190,767
Total Assets	$ 28,805,305	$ 29,299,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,635,711	$ 1,511,826
Accrued Taxes Payable	180,277	118,411
Dividends Payable	96,349	96,120
Liabilities from Price Risk Management Activities	2,827	61,817
Current Portion of Long-Term Debt	6,579	6,579
Other	258,281	232,538
Total	2,180,024	2,027,291
Long-Term Debt	6,380,427	6,979,779
Other Liabilities	1,215,113	1,282,142
Deferred Income Taxes	5,107,477	5,028,408
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized at September 30, 2017, 640,000,000 Shares Authorized at December 31, 2016, 578,750,621 Shares Issued at September 30, 2017 and 576,950,272 Shares Issued at December 31, 2016	205,786	205,770
Additional Paid in Capital	5,513,631	5,420,385
Accumulated Other Comprehensive Loss	(17,160)	(19,010)
Retained Earnings	8,259,971	8,398,118
Common Stock Held in Treasury, 429,424 Shares at September 30, 2017 and 250,155 Shares at December 31, 2016	(39,964)	(23,682)
Total Stockholders' Equity	13,922,264	13,981,581
Total Liabilities and Stockholders' Equity	$ 28,805,305	$ 29,299,201

EOG RESOURCES, INC.
Summary Statements of Cash Flows
(Unaudited; in thousands)

	Nine Months Ended September 30,	
	2017	2016
Cash Flows from Operating Activities		
Reconciliation of Net Income (Loss) to Net Cash Provided by Operating Activities:		
Net Income (Loss)	$ 152,111	$ (954,334)
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	2,527,642	2,690,893
Impairments	325,798	322,321
Stock-Based Compensation Expenses	101,537	97,072
Deferred Income Taxes	114,850	(492,489)
(Gains) Losses on Asset Dispositions, Net	33,876	(101,801)
Other, Net	(4,514)	42,149
Dry Hole Costs	77	10,464
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	(64,860)	33,821
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	4,730	(22,219)
Excess Tax Benefits from Stock-Based Compensation	—	(22,071)
Other, Net	270	7,513
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(25,445)	(11,860)
Inventories	(17,674)	137,563
Accounts Payable	112,894	(201,213)
Accrued Taxes Payable	(49,967)	113,996
Other Assets	(83,940)	(12,526)
Other Liabilities	(69,224)	36,799
Changes in Components of Working Capital Associated with Investing and Financing Activities	(120,373)	(119,760)
Net Cash Provided by Operating Activities	2,937,788	1,554,318
Investing Cash Flows		
Additions to Oil and Gas Properties	(2,927,988)	(1,781,547)
Additions to Other Property, Plant and Equipment	(139,558)	(60,343)
Proceeds from Sales of Assets	191,593	457,665
Changes in Components of Working Capital Associated with Investing Activities	120,469	120,614
Net Cash Used in Investing Activities	(2,755,484)	(1,263,611)
Financing Cash Flows		
Net Commercial Paper Repayments	—	(259,718)
Long-Term Debt Borrowings	—	991,097
Long-Term Debt Repayments	(600,000)	(400,000)
Dividends Paid	(289,261)	(276,726)
Excess Tax Benefits from Stock-Based Compensation	—	22,071
Treasury Stock Purchased	(50,374)	(55,641)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	11,174	14,283
Debt Issuance Costs	—	(1,602)
Repayment of Capital Lease Obligation	(4,897)	(4,746)
Other, Net	(96)	(854)
Net Cash (Used in) Provided by Financing Activities	(933,454)	28,164
Effect of Exchange Rate Changes on Cash	(2,607)	11,350
Increase (Decrease) in Cash and Cash Equivalents	(753,757)	330,221
Cash and Cash Equivalents at Beginning of Period	1,599,895	718,506
Cash and Cash Equivalents at End of Period	$ 846,138	$ 1,048,727

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Net Income (Loss) (Non-GAAP)
To Net Income (Loss) (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month and nine-month periods ended September 30, 2017 and 2016 reported Net Income (Loss) (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (gains) losses from these transactions, to eliminate the net (gains) losses on asset dispositions in 2017 and 2016, to add back impairment charges related to certain of EOG's assets in 2017 and 2016, to eliminate the impact of the Trinidad tax settlement in 2016, to add back certain voluntary retirement expense in 2016, to add back acquisition costs related to the Yates Transaction in 2016, to add back an early lease termination payment as the result of a legal settlement in 2017 and to add back the transaction costs for the formation of a joint venture in 2017. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended September 30, 2017				Three Months Ended September 30, 2016			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (Loss) (GAAP)	$ 145,980	$ (45,439)	$ 100,541	$ 0.17	$ (272,250)	$ 82,250	$ (190,000)	$ (0.35)
Adjustments:								
(Gains) Losses on Mark-to-Market Commodity Derivative Contracts	6,606	(2,368)	4,238	0.01	(5,117)	1,824	(3,293)	(0.01)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	2,139	(767)	1,372	—	(25,071)	8,938	(16,133)	(0.03)
Add: Net (Gains) Losses on Asset Dispositions	8,202	(3,068)	5,134	0.01	(108,204)	28,802	(79,402)	(0.13)
Add: Impairments	—	—	—	—	102,778	(36,640)	66,138	0.12
Add: Acquisition Costs	—	—	—	—	2,927	(1,043)	1,884	—
Adjustments to Net Income (Loss)	16,947	(6,203)	10,744	0.02	(32,687)	1,881	(30,806)	(0.05)
Adjusted Net Income (Loss) (Non-GAAP)	$ 162,927	$ (51,642)	$ 111,285	$ 0.19	$ (304,937)	$ 84,131	$ (220,806)	$ (0.40)
Average Number of Common Shares (GAAP)								
Basic			574,783				547,838	
Diluted			578,736				547,838	
Average Number of Common Shares (Non-GAAP)								
Basic			574,783				547,838	
Diluted			578,736				547,838	

	Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (Loss) (GAAP)	$ 247,829	$ (95,718)	$ 152,111	$ 0.26	$ (1,363,495)	$ 409,161	$ (954,334)	$ (1.74)
Adjustments:								
(Gains) Losses on Mark-to-Market Commodity Derivative Contracts	(64,860)	23,249	(41,611)	(0.07)	33,821	(12,057)	21,764	0.04
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	4,730	(1,695)	3,035	0.01	(22,219)	7,921	(14,298)	(0.03)
Add: Net (Gains) Losses on Asset Dispositions	33,876	(11,955)	21,921	0.04	(101,801)	24,635	(77,166)	(0.14)
Add: Impairments	161,148	(57,764)	103,384	0.18	102,778	(36,640)	66,138	0.12
Add: Trinidad Tax Settlement	—	—	—	—	—	43,000	43,000	0.08
Add: Voluntary Retirement Expense	—	—	—	—	42,054	(14,992)	27,062	0.05
Add: Acquisition Costs	—	—	—	—	2,927	(1,043)	1,884	—
Add: Legal Settlement - Early Lease Termination	10,202	(3,657)	6,545	0.01	—	—	—	—
Add: Joint Venture Transaction Costs	3,056	(1,095)	1,961	—	—	—	—	—
Adjustments to Net Income (Loss)	148,152	(52,917)	95,235	0.17	57,560	10,824	68,384	0.12
Adjusted Net Income (Loss) (Non-GAAP)	$ 395,981	$ (148,635)	$ 247,346	$ 0.43	$ (1,305,935)	$ 419,985	$ (885,950)	$ (1.62)
Average Number of Common Shares (GAAP)								
Basic			574,370				547,295	
Diluted			578,453				547,295	
Average Number of Common Shares (Non-GAAP)								
Basic			574,370				547,295	
Diluted			578,453				547,295	

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow (Non-GAAP)
To Net Cash Provided by Operating Activities (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month and nine-month periods ended September 30, 2017 and 2016 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	**2016**	**2017**	**2016**
Net Cash Provided by Operating Activities (GAAP)	$ 961,363	$ 759,581	$ 2,937,788	$ 1,554,318
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)	26,132	21,384	106,268	70,268
Excess Tax Benefits from Stock-Based Compensation	—	10,260	—	22,071
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	129,231	(10,712)	25,445	11,860
Inventories	11,545	(41,750)	17,674	(137,563)
Accounts Payable	(36,190)	(2,145)	(112,894)	201,213
Accrued Taxes Payable	10,843	(20,676)	49,967	(113,996)
Other Assets	22,851	(21,063)	83,940	12,526
Other Liabilities	2,355	(35,234)	69,224	(36,799)
Changes in Components of Working Capital Associated with Investing and Financing Activities	41,235	65,307	120,373	119,760
Discretionary Cash Flow (Non-GAAP)	$ 1,169,365	$ 724,952	$ 3,297,785	$ 1,703,658
Discretionary Cash Flow (Non-GAAP) - Percentage Increase	61%		94%	

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Earnings Before Interest Expense, Net,
Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs,
Dry Hole Costs, Impairments and Additional Items (Adjusted EBITDAX)
(Non-GAAP) to Net Income (Loss) (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month and nine-month periods ended September 30, 2017 and 2016 reported Net Income (Loss) (GAAP) to Earnings Before Interest Expense (Net), Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) (gains) losses from these transactions and to eliminate the net (gains) losses on asset dispositions (Net). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (Loss) (GAAP) to add back Interest Expense (Net), Income Taxes (Income Tax Provision (Benefit)), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
Net Income (Loss) (GAAP)	$ 100,541	$ (190,000)	$ 152,111	$ (954,334)
Adjustments:				
Interest Expense, Net	69,082	70,858	211,010	210,356
Income Tax Provision (Benefit)	45,439	(82,250)	95,718	(409,161)
Depreciation, Depletion and Amortization	846,222	899,511	2,527,642	2,690,893
Exploration Costs	30,796	25,455	122,401	85,843
Dry Hole Costs	50	10,390	77	10,464
Impairments	53,677	177,990	325,798	322,321
EBITDAX (Non-GAAP)	1,145,807	911,954	3,434,757	1,956,382
Total (Gains) Losses on MTM Commodity Derivative Contracts	6,606	(5,117)	(64,860)	33,821
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	2,139	(25,071)	4,730	(22,219)
(Gains) Losses on Asset Dispositions, Net	8,202	(108,204)	33,876	(101,801)
Adjusted EBITDAX (Non-GAAP)	$ 1,162,754	$ 773,562	$ 3,408,503	$ 1,866,183
Adjusted EBITDAX (Non-GAAP) - Percentage Increase	50%		83%	

EOG RESOURCES, INC.
Quantitative Reconciliation of Net Debt (Non-GAAP) and Total
Capitalization (Non-GAAP) as Used in the Calculation of
The Net Debt-to-Total Capitalization Ratio (Non-GAAP) to
Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At September 30, 2017	At December 31, 2016
Total Stockholders' Equity - (a)	$ 13,922	$ 13,982
Current and Long-Term Debt (GAAP) - (b)	6,387	6,986
Less: Cash	(846)	(1,600)
Net Debt (Non-GAAP) - (c)	5,541	5,386
Total Capitalization (GAAP) - (a) + (b)	$ 20,309	$ 20,968
Total Capitalization (Non-GAAP) - (a) + (c)	$ 19,463	$ 19,368
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	31 %	33 %
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**28%**	**28%**

EOG RESOURCES, INC.
Crude Oil and Natural Gas Financial Commodity
Derivative Contracts

EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. Prices received by EOG for its crude oil production generally vary from NYMEX West Texas Intermediate prices due to adjustments for delivery location (basis) and other factors. EOG entered into crude oil basis swap contracts in order to fix the differential between pricing in Midland, Texas, and Cushing, Oklahoma. Presented below is a comprehensive summary of EOG's crude oil basis swap contracts through November 2, 2017. The weighted average price differential expressed in $/Bbl represents the amount of reduction to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Crude Oil Basis Swap Contracts

	Volume (Bbld)		Weighted Average Price Differential ($/Bbl)
2018			
January 1, 2018 through December 31, 2018	15,000	$	1.063
2019			
January 1, 2019 through December 31, 2019	20,000	$	1.075

On March 14, 2017, EOG executed the optional early termination provision granting EOG the right to terminate certain crude oil price swaps with notional volumes of 30,000 Bbld at a weighted average price of $50.05 per Bbl for the period March 1, 2017 through June 30, 2017. EOG received cash of $4.6 million for the early termination of these contracts, which are included in the below table. Presented below is a comprehensive summary of EOG's crude oil price swap contracts through November 2, 2017, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

Crude Oil Price Swap Contracts

	Volume (Bbld)		Weighted Average Price ($/Bbl)
2017			
January 1, 2017 through February 28, 2017 (closed)	35,000	$	50.04
March 1, 2017 through June 30, 2017 (closed)	30,000		50.05

On March 14, 2017, EOG entered into a crude oil price swap contract for the period March 1, 2017 through June 30, 2017, with notional volumes of 5,000 Bbld at a price of $48.81 per Bbl. This contract offsets the remaining crude oil price swap contract for the same time period with notional volumes of 5,000 Bbld at a price of $50.00 per Bbl. The net cash EOG received for settling these contracts was $0.7 million. The offsetting contracts are excluded from the above table.

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through November 2, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Price Swap Contracts

	Volume (MMBtud)		Weighted Average Price ($/MMBtu)
2017			
March 1, 2017 through November 30, 2017 (closed)	30,000	$	3.10
2018			
March 1, 2018 through November 30, 2018	35,000	$	3.00

EOG has sold call options which establish a ceiling price for the sale of notional volumes of natural gas as specified in the call option contracts. The call options require that EOG pay the difference between the call option strike price and either the average or last business day NYMEX Henry Hub natural gas price for the contract month (Henry Hub Index Price) in the event the Henry Hub Index Price is above the call option strike price. In addition, EOG has purchased put options which establish a floor price for the sale of notional volumes of natural gas as specified in the put option contracts. The put options grant EOG the right to receive the difference between the put option strike price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the put option strike price. Presented below is a comprehensive summary of EOG's natural gas call and put option contracts through November 2, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Option Contracts

	Call Options Sold		Put Options Purchased	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2017				
March 1, 2017 through November 30, 2017 (closed)	213,750 $	3.44	171,000 $	2.92
2018				
March 1, 2018 through November 30, 2018	120,000 $	3.38	96,000 $	2.94

EOG has also entered into natural gas collar contracts, which establish ceiling and floor prices for the sale of notional volumes of natural gas as specified in the collar contracts. The collars require that EOG pay the difference between the ceiling price and the Henry Hub Index Price in the event the Henry Hub Index Price is above the ceiling price. The collars grant EOG the right to receive the difference between the floor price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the floor price. Presented below is a comprehensive summary of EOG's natural gas collar contracts through November 2, 2017, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Collar Contracts

		Weighted Average Price ($/MMBtu)	
	Volume (MMBtud)	Ceiling Price	Floor Price
2017			
March 1, 2017 through November 30, 2017 (closed)	80,000 $	3.69 $	3.20

Definitions

Bbld	Barrels per day
$/Bbl	Dollars per barrel
MMBtud	Million British thermal units per day
$/MMBtu	Dollars per million British thermal units
NYMEX	U.S. New York Mercantile Exchange

EOG RESOURCES, INC.
Direct After-Tax Rate of Return (ATROR)

The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

Direct ATROR

Based on Cash Flow and Time Value of Money
  - Estimated future commodity prices and operating costs
  - Costs incurred to drill, complete and equip a well, including facilities

Excludes Indirect Capital
  - Gathering and Processing and other Midstream
  - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells
First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

Return on Equity / Return on Capital Employed

Based on GAAP Accrual Accounting
Includes All Indirect Capital and Growth Capital for Infrastructure
  - Eagle Ford, Bakken, Permian Facilities
  - Gathering and Processing
Includes Legacy Gas Capital and Capital from Mature Wells

EOG RESOURCES, INC.
Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss) (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculations of Return on Capital Employed (Non-GAAP) and Return on Equity (Non-GAAP) to Net Interest Expense (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss) (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income (Loss), Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2016	2015	2014	2013
Return on Capital Employed (ROCE) (Non-GAAP)				
Net Interest Expense (GAAP)	$ 282	$ 237	$ 201	
Tax Benefit Imputed (based on 35%)	(99)	(83)	(70)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 183	$ 154	$ 131	
Net Income (Loss) (GAAP) - (b)	$ (1,097)	$ (4,525)	$ 2,915	
Adjustments to Net Income (Loss), Net of Tax (See Accompanying Schedules)	204 (a)	4,559 (b)	(199) (c)	
Adjusted Net Income (Loss) (Non-GAAP) - (c)	$ (893)	$ 34	$ 2,716	
Total Stockholders' Equity - (d)	$ 13,982	$ 12,943	$ 17,713	$ 15,418
Average Total Stockholders' Equity * - (e)	$ 13,463	$ 15,328	$ 16,566	
Current and Long-Term Debt (GAAP) - (f)	$ 6,986	$ 6,655	$ 5,906	$ 5,909
Less: Cash	(1,600)	(719)	(2,087)	(1,318)
Net Debt (Non-GAAP) - (g)	$ 5,386	$ 5,936	$ 3,819	$ 4,591
Total Capitalization (GAAP) - (d) + (f)	$ 20,968	$ 19,598	$ 23,619	$ 21,327
Total Capitalization (Non-GAAP) - (d) + (g)	$ 19,368	$ 18,879	$ 21,532	$ 20,009
Average Total Capitalization (Non-GAAP) * - (h)	$ 19,124	$ 20,206	$ 20,771	
ROCE (GAAP Net Income) - [(a) + (b)] / (h)	**-4.8%**	**-21.6%**	**14.7%**	
ROCE (Non-GAAP Adjusted Net Income) - [(a) + (c)] / (h)	**-3.7%**	**0.9%**	**13.7%**	
Return on Equity (ROE)				
ROE (GAAP) (GAAP Net Income) - (b) / (e)	**-8.1%**	**-29.5%**	**17.6%**	
ROE (Non-GAAP) (Non-GAAP Adjusted Net Income) - (c) / (e)	**-6.6%**	**0.2%**	**16.4%**	

* Average for the current and immediately preceding year

Adjustments to Net Income (Loss) (GAAP)

(a) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2016:

| | Year Ended December 31, 2016 | | |
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 77	$ (28)	$ 49
Add: Impairments of Certain Assets	321	(113)	208
Less: Net Gains on Asset Dispositions	(206)	62	(144)
Add: Trinidad Tax Settlement	—	43	43
Add: Voluntary Retirement Expense	42	(15)	27
Add: Acquisition - State Apportionment Change	—	16	16
Add: Acquisition Costs	5	—	5
Total	$ 239	$ (35)	$ 204

(b) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2015:

| | Year Ended December 31, 2015 | | |
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 668	$ (238)	$ 430
Add: Impairments of Certain Assets	6,308	(2,183)	4,125
Less: Texas Margin Tax Rate Reduction	—	(20)	(20)
Add: Legal Settlement - Early Leasehold Termination	19	(6)	13
Add: Severance Costs	9	(3)	6
Add: Net Losses on Asset Dispositions	9	(4)	5
Total	$ 7,013	$ (2,454)	$ 4,559

(c) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2014:

| | Year Ended December 31, 2014 | | |
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ (800)	$ 285	$ (515)
Add: Impairments of Certain Assets	824	(271)	553
Less: Net Gains on Asset Dispositions	(508)	21	(487)
Add: Tax Expense Related to the Repatriation of Accumulated Foreign Earnings in Future Years	—	250	250
Total	$ (484)	$ 285	$ (199)

EOG RESOURCES, INC.
Fourth Quarter and Full Year 2017 Forecast and Benchmark Commodity Pricing

(a) Fourth Quarter and Full Year 2017 Forecast

The forecast items for the fourth quarter and full year 2017 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	Estimated Ranges (Unaudited)					
	4Q 2017			Full Year 2017		
Daily Sales Volumes						
Crude Oil and Condensate Volumes (MBbld)						
United States	362.0	-	370.0	334.0	-	336.0
Trinidad	0.5	-	0.7	0.7	-	0.8
Other International	0.0	-	0.0	0.8	-	0.8
Total	362.5	-	370.7	335.5	-	337.6
Natural Gas Liquids Volumes (MBbld)						
Total	84.0	-	94.0	84.2	-	86.8
Natural Gas Volumes (MMcfd)						
United States	780	-	820	753	-	763
Trinidad	290	-	330	310	-	320
Other International	20	-	35	22	-	26
Total	1,090	-	1,185	1,085	-	1,109
Crude Oil Equivalent Volumes (MBoed)						
United States	576.0	-	600.7	543.7	-	550.0
Trinidad	48.8	-	55.7	52.4	-	54.2
Other International	3.3	-	5.8	4.4	-	5.0
Total	628.1	-	662.2	600.5	-	609.2

	Estimated Ranges **(Unaudited)**							
	4Q 2017				Full Year 2017			
Operating Costs								
Unit Costs ($/Boe)								
Lease and Well	$	4.10	- $	4.50	$	4.56	- $	4.70
Transportation Costs	$	3.15	- $	3.65	$	3.33	- $	3.47
Depreciation, Depletion and Amortization	$	15.15	- $	15.70	$	15.52	- $	15.67
Expenses ($MM)								
Exploration, Dry Hole and Impairment	$	90	- $	120	$	377	- $	407
General and Administrative	$	100	- $	110	$	404	- $	414
Gathering and Processing	$	35	- $	38	$	140	- $	143
Capitalized Interest	$	5	- $	7	$	26	- $	28
Net Interest	$	62	- $	64	$	273	- $	275
Taxes Other Than Income (% of Wellhead Revenue)		6.1% -		6.5%		6.7% -		6.9%
Income Taxes								
Effective Rate		36% -		41%		36% -		41%
Current Taxes ($MM)	$	(10)	- $	25	$	(30)	- $	5
Capital Expenditures (Excluding Acquisitions, $MM)								
Exploration and Development, Excluding Facilities					$	3,000	- $	3,350
Exploration and Development Facilities					$	475	- $	510
Gathering, Processing and Other					$	225	- $	240
Pricing - (Refer to *Benchmark Commodity Pricing* in text)								
Crude Oil and Condensate ($/Bbl)								
Differentials								
United States - above (below) WTI	$	0.25	- $	2.25	$	(0.55)	- $	0.00
Trinidad - above (below) WTI	$	(10.50)	- $	(9.50)	$	(9.47)	- $	(9.27)
Other International - above (below) WTI	$	(5.00)	- $	(3.00)	$	(5.00)	- $	(4.50)
Natural Gas Liquids								
Realizations as % of WTI		36% -		42%		41% -		42%
Natural Gas ($/Mcf)								
Differentials								
United States - above (below) NYMEX Henry Hub	$	(1.15)	- $	(0.75)	$	(0.97)	- $	(0.86)
Realizations								
Trinidad	$	1.90	- $	2.30	$	2.22	- $	2.32
Other International	$	3.95	- $	4.45	$	3.79	- $	3.94

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate